SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

HashiCorp, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

418100103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

CUSIP #418100103	Page 2 of 20

1	NAME OF REPORTING PERSONS True Ventures III, L.P. (“TV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,698,111 shares, except that True Venture Partners III, L.L.C. (“TVP II”), the general partner of TV III, may be deemed to have sole power to vote these shares, and Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”), the managing members of TVP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,698,111 shares, except that TVP III, the general partner of TV III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,698,111[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%[1]
12	TYPE OF REPORTING PERSON	PN

1 The Reporting Person holds 12,192,052 shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned by the Reporting Person and the percentage of class represented by such amount are calculated based on 16,998,111 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 161,889,559 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 3 of 20

1	NAME OF REPORTING PERSONS True Ventures III-A, L.P. (“TV III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,002,122 shares, except that TVP III, the general partner of TV III-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,002,122 shares, except that TVP III, the general partner of TV III-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,002,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.2%[2]
12	TYPE OF REPORTING PERSON	PN

2 The Reporting Person holds shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 16,302,122 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 162,585,548 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 4 of 20

1	NAME OF REPORTING PERSONS True Venture Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,698,111 shares, which are directly owned by TV III and TV III-A. TVP III, the general partner of TV III and TV III-A, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,698,111 shares, which are directly owned by TV III and TV III-A.  TVP III, the general partner of TV III and TV III-A, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,698,111[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%[3]
12	TYPE OF REPORTING PERSON	OO

3 The Reporting Person holds beneficial ownership of 13,194,174 shares of Class B Common Stock, 12,192,052 which are directly held by TV III and 1,002,122 which are directly held by TV III-A, and all of which are convertible into Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person collectively holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned by the Reporting Person and the percentage of class represented by such amount are calculated based on 16,998,111 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 161,889,559 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 5 of 20

1	NAME OF REPORTING PERSONS True Ventures Select II, L.P. (“TVS II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
586,320 shares, except that True Venture Partners Select II, L.L.C. (“TVPS II”), the general partner of TVS II, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

586,320 shares, except that TVPS II, the general partner of TVS II, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	586,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%[4]
12	TYPE OF REPORTING PERSON	PN

4 The Reporting Person holds shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 15,886,320 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 163,001,350 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 6 of 20

1	NAME OF REPORTING PERSONS True Venture Partners Select II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
586,320 shares, of which 586,320 are directly owned by TVS II. TVPS II, the general partner of TVS II, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

586,320 shares, of which 586,320 are directly owned by TVS II.  TVPS II, the general partner of TVS II, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	586,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%[5]
12	TYPE OF REPORTING PERSON	OO

5 The Reporting Person holds beneficial ownership of shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 15,886,320 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 163,001,350 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 7 of 20

1	NAME OF REPORTING PERSONS True Ventures Select III, L.P. (“TVS III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
34,576 shares, except that True Venture Partners Select III, L.L.C. (“TVPS III”), the general partner of TVS III, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

34,576 shares, except that TVPS III, the general partner of TVS III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%[6]
12	TYPE OF REPORTING PERSON	PN

6 The Reporting Person holds shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 15,334,576 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock held by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 163,553,094 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 8 of 20

1	NAME OF REPORTING PERSONS True Venture Partners Select III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
34,576 shares, of which 34,576 are directly owned by TVS III. TVPS III, the general partner of TVS III, may be deemed to have sole power to vote these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

34,576 shares, of which 34,576 are directly owned by TVS III.  TVPS III, the general partner of TVS III, may be deemed to have sole power to dispose of these shares, and Black and Callaghan, the managing members of TVPS III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,576
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%[7]
12	TYPE OF REPORTING PERSON	OO

7 The Reporting Person holds beneficial ownership of shares of Class B Common Stock, which are convertible into Class A Common Stock at any time at the election of the Reporting Person. This percentage is calculated based on 15,334,576 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 163,553,094 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 9 of 20

1	NAME OF REPORTING PERSONS Philip D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
1,698,111 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Black, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
1,698,111 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Black, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,698,111[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%[8]
12	TYPE OF REPORTING PERSON	IN

8 The Reporting Person holds beneficial ownership of 13,815,070 shares of Class B Common Stock, 12,192,052 which are directly held by TV III, 1,002,122 which are directly held by TV III-A, 586,320 which are directly held by TVS II and 34,576 which are directly held by TVS III, and all of which are convertible into Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person collectively holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned by the Reporting Person and the percentage of class represented by such amount are calculated based on 16,998,111 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 161,889,559 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 10 of 20

1	NAME OF REPORTING PERSONS Jon Callaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
1,698,111 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Callaghan, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
1,698,111 shares, which are directly owned by TV III, TV III-A, TVS II and TVS III. TVP III is the general partner of TV III and TV III-A, TVPS II is the general partner of TVS II and TVPS III is the general partner of TVS III, and Callaghan, a managing member of TVP III, TVPS II and TVPS III, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,698,111[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.9%[9]
12	TYPE OF REPORTING PERSON	IN

9 The Reporting Person holds beneficial ownership of 13,815,070 shares of Class B Common Stock, 12,192,052 which are directly held by TV III, 1,002,122 which are directly held by TV III-A, 586,320 which are directly held by TVS II and 34,576 which are directly held by TVS III, and all of which are convertible into Class A Common Stock at any time at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person collectively holding more than 9.99% of the outstanding Class A Common Stock. The aggregate amount beneficially owned by the Reporting Person and the percentage of class represented by such amount are calculated based on 16,998,111 shares of Class A Common Stock, which is the sum of the 15,300,000 shares of Class A Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021, and the number of shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock, but does not include the other 161,889,559 shares of Class B Common Stock reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on December 9, 2021.

CUSIP #418100103	Page 11 of 20

ITEM 1(A).	NAME OF ISSUER

HashiCorp, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 101 Second Street, Suite 700

San Francisco, California 94105

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by True Ventures III, L.P., a Delaware limited partnership (“TV III”), True Ventures III-A, L.P., a Delaware limited partnership (“TV III-A”), True Venture Partners III, L.L.C., a Delaware limited liability company (“TVP III”), True Ventures Select II, L.P., a Delaware limited partnership (“TVS II”), True Venture Partners Select II, L.L.C., a Delaware limited liability company (“TVPS II”), True Ventures Select III, L.P., a Delaware limited partnership (“TVS III”), True Venture Partners Select III, L.L.C., a Delaware limited liability company (“TVPS III”), Philip D. Black (“Black”) and Jon Callaghan (“Callaghan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

TVP III, the general partner of TV III and TV III-A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TV III and TV III-A. TVPS II, the general partner of TVS II, may be deemed to have sole power to vote and sole power to dispose of shares of the issues directly owned by TVS II. TVPS III, the general partner of TVS III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly ownerd by TVS III. Black and Callaghan are the managing members of TVP III, TVPS II and TVPS III and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TV III, TV III-A, TVS II and TVS III.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o True Ventures
575 High Street, Suite 400

Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

All shares held by the Reporting Persons are Class B Common Stock, which are convertible at any time into Class A Common Stock on a one-to-one basis at the election of the Reporting Person to the extent such conversion would not result in the Reporting Person holding more than 9.99% of the outstanding Class A Common Stock. The Class A common stock and the Class B common stock are each $0.000015 par value per share.

ITEM 2(E).	CUSIP NUMBER 418100103

ITEM 3.	Not applicable.

CUSIP #418100103	Page 12 of 20

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TV III, TV III-A, TVS II and TVS III, and the limited liability company agreements of TVP III, TVPS II and TVPS III, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP #418100103	Page 13 of 20

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP #418100103	Page 14 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

TRUE VENTURES III, L.P., a Delaware limited partnership

By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES III-A, L.P., a Delaware limited partnership

By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURE PARTNERS III, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES SELECT II, L.P., a Delaware limited partnership

By:	True Venture Partners Select II, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 15 of 20

TRUE VENTURE PARTNERS SELECT II, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES SELECT III, L.P., a Delaware limited partnership

By:	True Venture Partners Select III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURE PARTNERS SELECT III, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

PHILIP D. BLACK

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

JON CALLAGHAN

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 16 of 20

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	17

Exhibit B: Power of Attorney	19

CUSIP #418100103	Page 17 of 20

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2022	TRUE VENTURES III, L.P., a Delaware limited partnership

	By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES III-A, L.P., a Delaware limited partnership

	By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURE PARTNERS III, L.L.C., a Delaware limited liability company

	By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES SELECT II, L.P., a Delaware limited partnership

	By:	True Venture Partners Select II, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 18 of 20

TRUE VENTURE PARTNERS SELECT II, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURES SELECT III, L.P., a Delaware limited partnership

By:	True Venture Partners Select III, L.L.C.,
a Delaware limited liability company,
its general partner

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

TRUE VENTURE PARTNERS SELECT III, L.L.C., a Delaware limited liability company

By:	/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

PHILIP D. BLACK

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

JON CALLAGHAN

/s/ James G. Stewart
James G. Stewart
Attorney-In-Fact

CUSIP #418100103	Page 19 of 20

exhibit b

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates True Venture Partners III, L.L.C. or such other person or entity as is designated in writing by James G. Stewart (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Form ADV, Schedule 13D, Form 13F, Schedule 13G, Form 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other domestic or international state, federal or national agency (collectively, the “Reports”) with respect to the Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates James G. Stewart (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 11, 2022	True Venture Partners III, L.L.C.,
a Delaware limited liability company

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	TRUE VENTURES III, L.P.,
a Delaware limited partnership

	By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	TRUE VENTURES III-A, L.P.,
a Delaware limited partnership

	By:	True Venture Partners III, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

CUSIP #418100103	Page 20 of 20

February 11, 2022	True Venture Partners SELECT II, L.L.C.,
a Delaware limited liability company

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	TRUE VENTURES SELECT II, L.P.,
a Delaware limited partnership

	By:	True Venture Partners Select II, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	True Venture Partners SELECT III, L.L.C.,
a Delaware limited liability company

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	TRUE VENTURES SELECT III, L.P.,
a Delaware limited partnership

	By:	True Venture Partners Select III, L.L.C.,
a Delaware limited liability company,
its general partner

	By:	/s/ Philip D. Black
Philip D. Black, Managing Member

February 11, 2022	By:	/s/ Philip D. Black
Philip D. Black

February 11, 2022	By:	/s/ Jon Callaghan
Jon Callaghan